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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934
                               (Amendment No.  )*

                          THE ASIA PACIFIC FUND, INC.
                       (Name of Subject Company (issuer))

                          THE ASIA PACIFIC FUND, INC.
                 (Names of Filing Persons (offerer and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   044901106
                     (CUSIP Number of Class of Securities)

                                Deborah A. Docs
                          The Asia Pacific Fund, Inc.
                         Gateway Center Three, 4th Floor
                         Newark, New Jersey  07102-4077
                                 (973) 367-7521

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    copy to:
                                 Earl D. Weiner
                              Sullivan & Cromwell
                                125 Broad Street
                           New York, New York  10004

                           Calculation of Filing Fee
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Transaction Valuation                                       Amount of Filing Fee
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$11,692,632(a)......................................................$2,338.53(b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 1,532,455 shares in the offer, based upon a price of $7.63 (90% of the net asset value per share of $8.48 at October 31, 2001.)

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[__] Check the box if any part of the fee is offset as provided by Rule O-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable
     Form or Registration No.:  Not Applicable
     Filing Party:  Not Applicable
     Date Filed:  Not Applicable

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[__] third-party tender offer subject to Rule 14d-1.

[ X] Issuer tender offer subject to Rule 13e-4.

[__] going-private transaction subject to Rule 13e-3.

[__] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]
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
                             Introductory Statement

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Asia Pacific Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 10% of its outstanding shares, or 1,532,455 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated November 6, 2001 and the related Letter of Transmittal and are filed as exhibits to this Schedule TO.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12.  Exhibits.

(a) (1) (i)             Offer to Purchase, dated November 6, 2001.
(a) (1) (ii)            Form of Letter of Transmittal.
(a) (1) (iii)           Form of Notice of Guaranteed Delivery.
(a) (1) (iv)            Form of Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.
(a) (1) (v)             Form of Letter to Clients of Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.
(a) (1) (vi)            Form of Letter to Stockholders.
(a)(1)(vii)             Summary Publication
(a) (2)                 None.
(a) (3)                 Not Applicable.
(a) (4)                 Not Applicable.
(a) (5)                 None.
(d)                     None.
(g)                     None.
(h)                     None.

Item 13.  Information Required by Schedule 13E-3.

                        Not applicable.


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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    The Asia Pacific Fund, Inc.
                                    /s/  Robert F. Gunia
                                    --------------------------------------
                                    Name:  Robert F. Gunia
                                    Title: Vice President and Treasurer


Dated:  November 5, 2001

                                 EXHIBIT INDEX

   EXHIBIT NO.                           EXHIBIT                                EXHIBIT NO.
                                       DESCRIPTION                               IN FILING
(a)(1)(i)             Offer to Purchase, dated November 6, 2001.             99.(a)(1)(i)
(a)(1)(ii)            Form of Letter of Transmittal.                         99.(a)(1)(ii)
(a)(1)(iii)           Form of Notice of Guaranteed Delivery.                 99.(a)(1)(iii)
(a)(1)(iv)            Form of Letter to Brokers, Dealers, Commercial         99.(a)(1)(iv)
                      Banks, Trust Companies and Other Nominees.
(a)(1)(v)             Form of Letter to Clients of Brokers, Dealers,          99.(a)(1)(v)
                      Commercial Banks, Trust Companies and Other
                      Nominees.
(a)(1)(vi)            Form of Letter to Stockholders.                        99.(a)(1)(vi)
(a)(1)(vii)           Summary Publication                                    99.(a)(1)(vii)

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